EXHIBIT 99.1

Equinox Gold Provides 2022 Guidance: Production Increasing to 625,000 to 710,000 Ounces of Gold

All dollar amounts are expressed in US$

VANCOUVER, BC, Jan. 25, 2022 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") announces 2022 production guidance of 625,000 to 710,000 ounces of gold, increasing from 2021 production of 602,100 ounces of gold. Cost guidance includes cash costs1 of $1,080 to $1,140 per ounce and all-in-sustaining costs1,2 ("AISC") of $1,330 to $1,415 per ounce of gold sold. Guidance does not include production from the Mercedes Mine as the previously announced sale is expected to close around the end of the first quarter of 2022. Equinox Gold's Chairman, Ross Beaty, and CEO, Christian Milau, will host a corporate update today starting at 7:30 am PT (10:30 am ET). Further details are provided at the end of this news release.

Christian Milau, CEO of Equinox Gold, commented: "Our 2022 guidance represents the fourth consecutive year of production growth at Equinox Gold and includes production that will come from our new Santa Luz mine in Brazil, which has commenced commissioning. Production is forecast to increase quarter over quarter, with 60% of gold production and more than 85% of operating cash flow anticipated in the second half of the year.

"We continue to advance toward becoming a million-ounce producer by investing in our producing assets and bringing new mines to production. Our 2022 cost estimates reflect $195 million of sustaining capital investment in our mines as well as inflationary pressures occurring industry-wide, including significant increases to fuel and other consumables. Our key focus for 2022 is construction at our Greenstone project in Ontario, with a budget of $326 million for construction capital."

2022 Guidance and Outlook

	Production (ounces)	Cash Costs[1] ($/ounce)	AISC[1,2] ($/ounce)	Sustaining Capital[1,3]	Non-sustaining Capital[1,4]
Mexico[5]
Los Filos	160,000 - 180,000	$1,400 - $1,475	$1,625 - $1,700	$38 M	$62 M
USA
Mesquite	120,000 - 130,000	$1,050 - $1,100	$1,450 - $1,500	$52 M	$20 M
Castle Mountain	25,000 - 35,000	$1,150 - $1,200	$1,475 - $1,525	$11 M	$9 M
Brazil
Aurizona	120,000 - 130,000	$800 - $850	$1,175 - $1,225	$50 M	$8 M
Fazenda	60,000 - 65,000	$975 - $1,025	$1,200 - $1,250	$14 M	$11 M
RDM	70,000 - 80,000	$1,200 - $1,250	$1,350 - $1,400	$11 M	$18 M
Santa Luz	70,000 - 90,000	$825 - $925	$975 - $1,050	$19 M	$32 M
Canada
Greenstone	-	-	-	-	$326 M
Total – Mines[6]	625,000 - 710,000	$1,080 - $1,140	$1,330 - $1,415	$195 M	$487 M

1. Mine cash cost per oz sold, AISC per oz sold, sustaining capital and non-sustaining capital are non-IFRS measures. See Cautionary Notes.
2. Exchange rates used to forecast 2022 AISC include a rate of BRL 5.00 to USD 1 and MXN 19.0 to USD 1.
3. Sustaining capital includes ARO (asset retirement obligation) amortization, accretion and sustaining exploration expenditures.
4. Non-sustaining capital includes non-sustaining exploration expenditures.
5. Does not include the Mercedes Mine, which is expected to be sold in Q1 2022. Production and costs for Mercedes prior to the sale will be attributable to Equinox Gold.
6. Group total is the sum or average of the individual mine-level amounts. Numbers may not sum due to rounding.

Production is expected to increase quarter over quarter and, as production increases, AISC will decrease. Cash costs and AISC are expected to be approximately $1,210 and $1,540 per ounce in H1 2022 and $1,025 and $1,295 per ounce in H2 2022, respectively. The weighting of production and cash flow into the second half of the year is primarily due to the Santa Luz mine transitioning from construction and commissioning to operations starting in Q2 2022. Production and cost guidance excludes the Mercedes Mine as the previously announced sale to Bear Creek Mining is expected to close around the end of Q1 2022, although ounces produced and capital spent prior to closing will be attributable to Equinox Gold.

Cash costs for 2022 reflect inflationary pressures across all operations, with approximately 15% cost escalation for fuel and other major consumables. AISC for 2022 includes $195 million of sustaining capital investment focused primarily on stripping campaigns at the Mesquite, Aurizona and Santa Luz mines to open up new ore sources and both open-pit stripping and underground development work at Los Filos that was in part delayed during 2021. The Company is also completing tailings storage facility ("TSF") expansions or lifts at Aurizona, RDM and Santa Luz and completing a leach pad expansion at Castle Mountain.

The Company is undertaking several growth projects during 2022 including completing construction and commissioning of the Santa Luz mine, advancing construction of the Greenstone project, and conducting exploration focused on mine life extension at Mesquite, Aurizona, Fazenda, Santa Luz and RDM. Non-sustaining capital also includes underground development at Los Filos in part carried over from 2021, a pit expansion at RDM and permitting for the Castle Mountain expansion.

The Company may revise guidance during the year to reflect changes to expected results.

Los Filos Gold Mine, Mexico

Los Filos production for 2022 is estimated at 160,000 to 180,000 ounces of gold. While Los Filos costs are expected to be lower in the second half of the year, waste stripping campaigns in the Los Filos and Guadalupe open pits and underground development for Bermejal will impact AISC and free cash flow for the year. Los Filos cost guidance for 2022 is estimated at cash costs of $1,400 to $1,475 per ounce, with AISC of $1,625 to $1,700 per ounce sold.

The Company continues to review the potential to construct a new carbon-in-leach plant to operate concurrently with the existing heap leach operation, which could increase production and lower costs, but does not expect to make a construction decision until the majority of Greenstone expenditures are complete and the current stability with local communities allows operations to continue without interruption.

Capital investments at Los Filos during 2022 are focused primarily on open-pit stripping and underground development, with almost $30 million of expenditures carried over from 2021. AISC at Los Filos in 2022 includes $38 million of sustaining capital, with $13 million allocated for capitalized stripping of the Guadalupe open pit, $7 million for development of the Los Filos underground mine, $10 million for fleet refurbishment and processing equipment and $4 million for exploration.

Non-sustaining growth capital of $62 million includes $23 million for stripping of the Los Filos open pit, $24 million for Bermejal underground development and $14 million for fleet rebuilds and new equipment.

Mesquite Gold Mine, USA

Mesquite production for 2022 is estimated at 120,000 to 130,000 ounces of gold, with approximately 60% of production coming in the second half of the year. Cash costs are estimated at $1,050 to $1,100 per ounce and AISC at $1,450 to $1,500 per ounce sold.

AISC at Mesquite in 2022 includes sustaining capital of $52 million related primarily to a $44 million stripping program to open up the new VE2 pit, which will be the primary source of ore in Q4 2022 and into 2023. Non-sustaining growth capital of $20 million includes $5 million for exploration with the objective of converting resources to reserves in the Brownie, VE2 and Rainbow pits. The Company is also permitting and planning the construction of extensions to the leach pad and will make $12 million in lease payments for the truck fleet.

Castle Mountain Gold Mine, USA

Castle Mountain production for 2022 is estimated at 25,000 to 35,000 ounces of gold with cash costs of $1,150 to $1,200 per ounce and AISC of $1,475 to $1,525 per ounce sold.

Costs at Castle Mountain will increase primarily as the result of the decision to crush and agglomerate ore to increase ore permeability and gold production. AISC for 2022 includes $11 million of sustaining capital, with $3 million allocated for plant modifications and $7 million for the current leach pad expansion that will accommodate the entirety of Phase 1 operations.

In 2021 Equinox Gold completed a feasibility study for a proposed Phase 2 expansion of Castle Mountain that is expected to increase average production to more than 200,000 ounces of gold annually. Non-sustaining growth capital of $9 million at Castle Mountain in 2022 includes $7 million for Phase 2 permitting, optimization studies and metallurgical test work, and nearly $2 million for exploration. The Company expects to submit Phase 2 permit applications in Q1 2022.

Aurizona Gold Mine, Brazil

Aurizona production for 2022 is estimated at 120,000 to 130,000 ounces of gold with cash costs of $800 to $850 per ounce and AISC of $1,175 to $1,225 per ounce sold.

AISC at Aurizona in 2022 includes $50 million of sustaining capital allocated primarily to $19 million in capitalized waste stripping, $18 million to construct a new TSF and increase capacity of the existing TSF and $8 million for infrastructure including installation of a new pebble crusher. With fresh rock feed increasing to 30% in 2022, the pebble crusher will help to maintain processing capacity. Non-sustaining growth capital at Aurizona of $8 million is allocated almost entirely to exploration.

During 2021 Equinox Gold completed a pre-feasibility study for a potential expansion at Aurizona to extend the mine life and increase annual production by mining new underground and satellite open-pit deposits concurrently with the existing open-pit mine. The Company will initiate permitting for an exploration portal, undertake some underground-focused exploration and continue to advance internal studies related to the expansion in 2022. Development work to access the underground deposit could begin in late 2022.

RDM Gold Mine, Brazil

RDM production is expected to increase almost 30% compared to 2021 as the result of modifications to the pit design based on a new geotechnical model. Production for 2022 is estimated at 70,000 to 80,000 ounces of gold. Cash costs are estimated at $1,200 to $1,250 per ounce and AISC at $1,350 to $1,400 per ounce sold.

AISC at RDM in 2022 includes $11 million of sustaining capital of which $9 million relates to increasing capacity of the TSF and installing a tailings thickener to reduce water consumption. Non-sustaining growth capital of $18 million relates primarily to capitalized stripping for a pushback of the open pit, with $3 million allocated for exploration.

Fazenda Gold Mine, Brazil

Fazenda production for 2022 is estimated at 60,000 to 65,000 ounces of gold, with cash costs estimated at $975 to $1,025 per ounce and AISC at $1,200 to $1,250 per ounce sold.

Of the $14 million sustaining capital investment planned for 2022, $6 million is allocated for underground development, $3 million for open-pit waste stripping, $2 million for exploration to upgrade inferred resources and $2 million for engineering, plant maintenance and equipment. Non-sustaining growth capital of $11 million includes $4 million for underground development and $3 million for exploration.

In addition, the Company has planned a significant exploration program in the Fazenda-Santa Luz district, a 70-km-long greenstone belt that hosts both the Fazenda and Santa Luz mines. The 2022 Bahia exploration program includes a $1.5 million airborne geophysical survey that will cover the entire belt and greatly aid in the development of new targets and more than 50,000 metres of drilling targeting high priority near-mine and regional targets. Of the total $9 million non-sustaining capital spend, $4 million has been budgeted to Fazenda with the remainder budgeted to Santa Luz.

Santa Luz Gold Project, Brazil

Equinox Gold commenced construction of Santa Luz on November 9, 2020, with a construction capital budget of $103 million. The project remains on schedule and on budget, with approximately $27 million of non-sustaining construction capital remaining to be spent in 2022. Santa Luz production for 2022, including gold produced before commercial production, is estimated at 70,000 to 90,000 ounces of gold with cash costs of $825 to $925 per ounce and AISC of $975 to $1,050 per ounce sold.

AISC at Santa Luz in 2022 includes $19 million of sustaining capital of which $11 million relates to open-pit stripping and $4 million for a TSF lift.

Greenstone Gold Project, Canada

Equinox Gold acquired a 60% interest in the Greenstone Gold project in April 2021 and commenced construction in Q4 2021, with first gold pour targeted for H1 2024. Over the life of the mine, total production is estimated at more than 5 million ounces of gold, or approximately 360,000 ounces per year over the initial 14-year mine life, of which 60% is attributable to Equinox Gold.

The project has a construction budget of $1.23 billion (C$1.53 billion) on a 100% basis, with Equinox Gold funding 60%. For 2022 construction at the Greenstone project, Equinox Gold expects to fund $326 million. Construction activities will be focused on the process plant, repositioning of existing infrastructure, installation of new infrastructure and mobile equipment, water and tailings management, power and electrical.

Corporate

Corporate costs for 2022 are expected to be approximately $35 million or $50 per ounce of gold sold using the mid-range of production guidance. Corporate costs are not included in cash cost or AISC guidance and exclude discretionary equity-linked compensation.

Mineral Reserves and Resources

Equinox Gold expects to provide an update of Mineral Reserves and Mineral Resources in Q3 2022.

Corporate Update

Equinox Gold's Chairman, Ross Beaty, and CEO, Christian Milau, will host a corporate update today commencing at 7:30 am PT (10:30 am ET). The update will be held via webcast so that all participants can see the presentation slides and ask questions of Ross Beaty, Christian Milau and Equinox Gold's executive team. Investors without internet access can listen to the presentation and ask questions by joining the conference call. The webcast will be archived on Equinox Gold's website until July 25, 2022.

Webcast
www.equinoxgold.com

Conference call
Toll-free in U.S. and Canada: 1-800-319-4610
International callers: +1 604-638-5340

Qualified Persons

Doug Reddy, P.Geo., Equinox Gold's COO, and Scott Heffernan, MSc, P.Geo., Equinox Gold's EVP Exploration, are the Qualified Persons under National Instrument 43-101 for Equinox Gold and have reviewed and approved the technical content of this news release.

About Equinox Gold

Equinox Gold is a growth-focused Canadian mining company operating entirely in the Americas, with seven operating gold mines (including Mercedes) and a clear path to achieve more than one million ounces of annual gold production from a pipeline of development and expansion projects. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

Cautionary Notes and Forward-looking Statements

Non-IFRS Measures

This document refers to mine cash costs/oz, all-in sustaining costs ("AISC")/oz, sustaining and non-sustaining capital expenditures that are measures with no standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar measures presented by other companies. Their measurement and presentation is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Non-IFRS measures are widely used in the mining industry as measurements of performance and the Company believes that they provide further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. Refer to the "Non-IFRS measures" section of the Company's Management's Discussion and Analysis for the period ended September 30, 2021, for a more detailed discussion of these non-IFRS measures and their calculation. Combined AISC does not include corporate G&A.

Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements and forward-looking information in this news release relate to, among other things: the strategic vision for the Company and expectations regarding exploration potential, production capabilities and future financial or operating performance; the Company's ability to achieve the production and cost guidance outlined for 2022; the Company's ability to successfully advance its growth and development projects, including the construction and commissioning of Santa Luz, the construction of Greenstone, the expansions at Los Filos, and Aurizona, and the expansion and permitting of Castle Mountain; and completion of the sale of the Mercedes Mine. Forward-looking statements or information generally identified by the use of the words "will", "may", "anticipate", "expects", "expected", "advancing", "clear path", and similar expressions and phrases or statements that certain actions, events or results "could", "would" or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: Equinox Gold's ability to achieve the production, cost and development expectations for its respective operations and projects; prices for gold remaining as estimated; currency exchange rates remaining as estimated; construction at Santa Luz and Greenstone being completed and performed in accordance with current expectations, expansion projects at Los Filos, Castle Mountain and Aurizona being completed and performed in accordance with current expectations; tonnage of ore to be mined and processed; ore grades and recoveries; availability of funds for the Company's projects and future cash requirements; capital, decommissioning and reclamation estimates; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; prices for energy inputs, labour, materials, supplies and services; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade; the Company's working history with the workers, unions and communities at Los Filos; that all necessary permits, licenses and regulatory approvals are received in a timely manner; the Company's ability to comply with environmental, health and safety laws; and the consummation and timing of the Mercedes sale. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and Indigenous populations; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining including those imposed in connection with COVID-19; risks relating to expropriation; increased competition in the mining industry; a successful relationship between the Company and Orion; and those factors identified in the Company's MD&A dated March 19, 2021 and its Annual Information Form dated March 24, 2021, both of which relate to the year-ended December 31, 2020, and in the Company's MD&A dated November 3, 2021 for the three and nine months ended September 30, 2021, all of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

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For further information: Equinox Gold Contacts: Christian Milau, Chief Executive Officer, Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 07:00e 25-JAN-22